UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

EV ENERGY PARTNERS, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

26926V 10 7
(CUSIP Number)

Michael E. Mercer
1001 Fannin Street, Suite 800
Houston, Texas 77002
(713) 651-1144
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest, Ltd./76-0378595 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0 Common Units(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0 Common Units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1)
As described in Item 4 below, after the distribution of its common units of EV Energy Partners, L.P. (the “Issuer”) to its limited partners, EnerVest, Ltd. (“EnerVest”) no longer owned any common units representing limited partner interests in the Issuer, including units previously owned by the reporting persons.  EVEC Holdings, LLC (“EVH”), EnerVest, EnerVest Advisors Ltd. (“Advisors”) and EnerVest Holding, L.P. (“Holding”) all distributed their common units to their respective limited partners.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Management GP, L.C./76-0629541 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0 Common Units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EVEC Holdings, LLC/76-0378595 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: Common Units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Advisors Ltd. /76-0628617 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0 Common Units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Holding, L.P./84-1715113 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0 Common Units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: John B. Walker I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 113,309 Common Units(2)
	8	SHARED VOTING POWER: 884,332 Common Units(1)
	9	SOLE DISPOSITIVE POWER: 113,309 Common Units(2)
	10	SHARED DISPOSITIVE POWER: 884,332 Common Units(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 997,641 Common Units(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
(1)	These units are held of record by the John B. & Lisa A. Walker L.P. (“Walker LP”), of which Mr. Walker is a general partner along with his wife.

(2)	Mr. Walker directly owns 113,309 common units of the Issuer that he acquired through grants and purchases with his individual funds.

(3)	Mr. Walker disclaims beneficial ownership of the units held by the Walker LP.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: John B. & Lisa A. Walker L.P. /76-0611813 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 884,332 Common Units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 884,332 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 884,332 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

Item 1. Security and Issuer

The class of equity securities to which this amendment (“Amendment No. 1”) relates is common units (“Common Units”) of EV Energy Partners, L.P. (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fannin Street, Suite 800, Houston, Texas 77002.

This Amendment No. 1 amends the Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission on November 27, 2009 (the “Initial Statement”). Except as specifically set forth herein, the Initial Statement remains unmodified.

Item 2. Identity and Background

This Amendment No. 1 is filed jointly by EnerVest, Ltd., a Texas limited partnership (“EnerVest”), the sole member of EVEC Holdings, LLC, a Delaware limited liability company (“EVH”); EnerVest Advisors Ltd., a Texas limited partnership (“Advisors”), a member of EnerVest’s general partner; EnerVest Holding, L.P., a Texas limited partnership (“Holding”), a limited partner of an affiliate of EnerVest; and John B. Walker, an individual and a United States citizen and John B. & Lisa A. Walker L.P. (“Walker LP”), of which Mr. Walker is a general partner along with his wife.  EnerVest, EVH, Advisors and Holding are collectively, referred to as the “EnerVest Entities”, and together with Mr. Walker and the Walker LP, are referred to as the “Filing Parties”.

Mr. Walker is an indirect owner of EnerVest Management GP, L.C. (“EVM GP”), the limited liability company that is the general partner of EnerVest.

The business address of the Filing Parties is 1001 Fannin Street, Suite 800, Houston, Texas 77002.

The Filing Parties have entered into a Joint Filing Agreement, dated November 24, 2009, a copy of which is filed with this Amendment No. 1 as Exhibit A (which is hereby incorporated by reference) pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.

Item 4. Purpose of Transaction

The response in Item 4 of the Initial Statement is hereby amended and supplemented by adding the following:

On June 11, 2010, the EnerVest Entities distributed their respective Common Units to the limited partners of EnerVest.  After the distribution, none of the Filings parties, individually or collectively, owned over 5% of the Issuer’s outstanding Common Units.

Item 5. Interest in Securities of the Issuer

The response in Item 5 of the Initial Statement is hereby amended and supplemented by adding the following:

(a) and (b)

As of the date of this Amendment No. 1, the EnerVest Entities are not the record or beneficial owners of any Common Units of the Issuer.  No Filing Party owned over 5% of the outstanding Common Units.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2011

ENERVEST, LTD.

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
Executive Vice President and
Chief Operating Officer

EVEC HOLDINGS, LLC

By:	EnerVest, Ltd., its sole member

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
Executive Vice President and
Chief Operating Officer

ENERVEST ADVISORS LTD.

By:	EnerVest Advisors GP, L.C., its general partner

By:	/s/ John B. Walker
John B. Walker
President and Secretary

ENERVEST HOLDING, L.P.

By:	EnerVest Operating, L.L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
President

Signature page

JOHN B. & LISA A. WALKER L.P.

By:	/s/ John B. Walker
John B. Walker
General Partner

/s/ John B. Walker
John B. Walker

Signature page

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of EV ENERGY PARTNERS, L.P. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth below.

Dated:  November 24, 2009

ENERVEST, LTD.

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
Executive Vice President and
Chief Operating Officer

EVEC HOLDINGS, LLC

By:	EnerVest, Ltd., its sole member

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
Executive Vice President and
Chief Operating Officer

ENERVEST ADVISORS LTD.

By:	EnerVest Advisors GP, L.C., its general partner

By:	/s/ John B. Walker
John B. Walker
President and Secretary

ENERVEST HOLDING, L.P.

By:	EnerVest Operating, L.L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
President

JOHN B. & LISA A. WALKER L.P.

By:	/s/ John B. Walker
John B. Walker
General Partner

/s/ John B. Walker
John B. Walker